Exhibit 99.1

Ctrip Reports Unaudited Third Quarter of 2016 Financial Results

Shanghai, China, November 23, 2016 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2016.

Highlights for the Third Quarter of 2016

•                                Ctrip achieved strong financial results in the third quarter of 2016

•                      Net revenues increased 75% year-on-year to RMB5.6 billion in the third quarter of 2016.  The accommodation reservation business continued to execute well in the third quarter of 2016, despite a challenging comparison base last year.  The transportation ticketing business, in addition to solid execution, also benefited from the fast growing new business units.

•                      Operating margin for the third quarter of 2016 was 8%, increasing meaningfully from -9% in the previous quarter. Excluding share-based compensation charges, Non-GAAP operating margin for the third quarter of 2016 was 18%, driven by operating efficiency improvements across the board. The quarterly non-GAAP operating margin has now reached its highest level since early 2014.

•                      Ctrip has generated positive net profits two quarters after we consolidated the invested company’s operating results.

•                                In September 2016, the Company completed concurrent offerings of both ADSs and convertible senior notes. The total proceeds from the offerings were approximately US$2.6 billion, increasing the company’s financial strength.

Key Recent Developments

•                      On November 16, 2016, the Company announced that its board has appointed Ms. Jane Jie Sun as Chief Executive Officer and director of the board. Mr. James Jianzhang Liang, Ctrip’s Chairman and former Chief Executive Officer, will continue to serve as Executive Chairman of the board.

•                      Ctrip announced several strategic international investments, including acquiring Skyscanner, a leading global travel search company headquartered in the UK, and two large US tour operators specialized in serving Chinese travelers.

“We are very pleased with the strong top line growth and significant margin improvement in the third quarter of 2016,” said James Jianzhang Liang, Executive Chairman of the Board. “The results reflected our teams’ strong execution and synergies generated between Ctrip and its invested companies. As long as we continue to execute and innovate, we will enjoy a long runway of growth for many years to come.”

“I would like to thank the board for the opportunity to serve as CEO and board member of this great organization,” said Jane Jie Sun, Chief Executive Officer. “James has led Ctrip to overcome many challenges to get to where we are today and laid solid foundation for the future growth of Ctrip. Going forward, I will continue to work closely with James and the rest of the Ctrip team to grow the Company into one of the most innovative and valuable travel companies in the world.”

Third Quarter of 2016 Financial Results and Business Updates

For the third quarter of 2016, Ctrip reported net revenues of RMB5.6 billion (US$836 million), representing a 75% increase from the same period in 2015, primarily due to the consolidation of the financial results of Qunar Cayman Islands Limited (“Qunar”) starting from December 31, 2015. Net revenues for the third quarter of 2016 increased 26% from the previous quarter, primarily due to seasonality.

Accommodation reservation revenues for the third quarter of 2016 were RMB2.1 billion (US$311 million), representing a 51% increase from the same period in 2015 and a 17% increase from the previous quarter, primarily driven by an increase in accommodation reservation volume and the consolidation of Qunar’s financial results since December 31, 2015.

Transportation ticketing revenues for the third quarter of 2016 were RMB2.4 billion (US$364 million), representing a 101% increase from the same period in 2015 and a 21% increase from the previous quarter, primarily driven by an increase in ticketing volume and the consolidation of Qunar’s financial results since December 31, 2015.

Packaged-tour revenues for the third quarter of 2016 were RMB813 million (US$122 million), representing a 37% increase from the same period in 2015, primarily driven by an increase in volume growth of organized tours and self-guided tours. Packaged-tour revenues for the third quarter of 2016 increased 72% from the previous quarter, primarily due to seasonality.

Corporate travel revenues for the third quarter of 2016 were RMB166 million (US$25 million), representing a 34% increase from the same period in 2015 and a 13% increase from the previous quarter, primarily driven by increased corporate travel demand from business activities.

Gross margin was 78% for the third quarter of 2016, compared to 73% in the same period in 2015 and 72% in the previous quarter, which was benefited from the seasonality as well as synergies generated from the invested companies.

Product development expenses for the third quarter of 2016 increased by 122% to RMB1.8 billion (US$277 million) from the same period in 2015, primarily due to the consolidation of Qunar’s financial results since December 31, 2015. Product development expenses for the third quarter of 2016 increased by 7% from the previous quarter, primarily due to the increase in product development personnel related expenses. Excluding share-based compensation charges (non-GAAP), product development expenses for the third quarter of 2016 accounted for 27% of the net revenues, which increased from 24% in the same period in 2015, primarily due to the consolidation of Qunar’s financial results since December 31, 2015. Excluding share-based compensation charges (non-GAAP), product development expenses for the third quarter of 2016 decreased from 31% in the previous quarter, primarily due to the improvement in efficiency in product development activities.

Sales and marketing expenses for the third quarter of 2016 increased by 80% to RMB1.5 billion (US$226 million) from the same period in 2015, primarily due to the consolidation of Qunar’s financial results since December 31, 2015. Sales and marketing expenses for the third quarter of 2016 increased by 12% from the previous quarter, primarily due to the increase in sales and marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses for the third quarter of 2016 accounted for 26% of the net revenues, which remained consistent with the same period in 2015. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses for the third quarter of 2016 decreased from 29% in the previous quarter, primarily due to a meaningful improvement in operating efficiency in sales and marketing related activities.

General and administrative expenses for the third quarter of 2016 increased by 106% to RMB539 million (US$81 million) from the same period in 2015, primarily due to the consolidation of Qunar’s financial results since December 31, 2015. General and administrative expenses for the third quarter of 2016 increased by 6% from the previous quarter, primarily due to the increase in administrative personnel related expenses and office expenses. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 7% of the net revenues, which increased from 6% in the same period in 2015 and decreased from 8% in the previous quarter.

Income from operations for the third quarter of 2016 was RMB447 million (US$67 million), compared to income from operations of RMB405 million in the same period in 2015 and loss from operations of RMB396 million in the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB1.0 billion (US$151 million), compared to RMB539 million in the same period in 2015 and RMB182 million in the previous quarter.

Operating margin was 8% for the third quarter of 2016, compared to 13% in the same period in 2015, and -9% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 18%, compared to 17% in the same period in 2015 and 4% in the previous quarter.

Income tax expense for the third quarter of 2016 was RMB221 million (US$33 million), compared to RMB361 million in the same period of 2015 and RMB53 million in the previous quarter. The increase of income tax expense from the previous quarter was attributable to the improved profitability of the group companies.

Net income attributable to Ctrip’s shareholders for the third quarter of 2016 was RMB24 million (US$4 million), compared to net income of RMB2.4 billion in the same period in 2015 and net loss of RMB521 million in the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB581 million (US$87 million), compared to RMB2.5 billion in the same period in 2015 and RMB57 million in the previous quarter.

Diluted earnings per ADS were RMB0.05 (US$0.01) for the third quarter of 2016. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.15 (US$0.17) for the third quarter of 2016.

As of September 30, 2016, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB39 billion (US$6 billion).

Offering of Convertible Senior Notes and American Depositary Shares

In September, 2016, the Company completed the offering of US$975 million in aggregate principal amount of convertible senior notes due 2022 (the “Notes”), with interest at a rate of 1.25% per year, including US$75 million in aggregate principal amount to cover overallotments. Concurrently with the closing of the Notes Offering, the Company closed a private placement of US$25 million aggregate principal amount of convertible notes due 2022 with a subsidiary of The Priceline Group Inc. (“Priceline”).

The Company also closed the concurrent offering of 32,775,000 ADSs (the “ADS Offering”) at US$45.96 per ADS, at an aggregate investment amount of approximately US$1.5 billion, including 4,275,000 ADSs to cover overallotments. Concurrently with the ADS Offering, the Company closed private placements of Ctrip’s ordinary shares with the respective subsidiaries of Baidu, Inc. (“Baidu”) and Priceline, at an aggregate investment amount of US$100 million and US$25 million, respectively.

Acquiring Skyscanner

Ctrip today announced that it signed a definitive agreement with the majority shareholders of Skyscanner Holdings Limited (“Skyscanner”), a leading global travel search site headquartered in Edinburgh, the United Kingdom, under which Ctrip will acquire all of such shareholders’ shares in Skyscanner and will offer to acquire shares from the remaining shareholders of Skyscanner. The terms of the acquisition value Skyscanner at approximately £1.4 billion and the purchase consideration consists of cash mainly, the remainder consisting of Ctrip ordinary shares and loan notes.

Other Developments

Ms. Jenny Wenjie Wu stepped down from the Chief Strategy Officer position and will further pursue her investment career. Ms. Wu will continue to serve as a senior consultant to the Company.

Business Outlook

For the fourth quarter of 2016, the Company expects the net revenue growth to continue at a year-on-year rate of approximately 70-75%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 7:00PM U.S. Eastern Time on November 23, 2016 (or 8:00AM on November 24, 2016 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.888.268.4180, International dial-in number +1.617.597.5485, Passcode 75841095#. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PDELTBGTF.

A telephone replay of the call will be available after the conclusion of the conference call until November 30, 2016.  The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 39184091.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12300
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	19,215,674,674	30,772,339,369	4,614,581,895
Restricted cash	2,286,882,592	1,981,091,232	297,081,987
Short-term investment	8,235,785,516	6,196,985,613	929,292,287
Accounts receivable, net	3,150,768,364	4,389,989,942	658,317,454
Prepayments and other current assets	7,711,757,285	8,881,650,473	1,331,881,304

Total current assets	40,600,868,431	52,222,056,629	7,831,154,927

Long-term deposits and prepayments	486,785,968	699,280,837	104,863,288
Land use rights	102,328,181	100,240,625	15,031,960
Property, equipment and software	5,555,959,499	5,574,168,667	835,895,429
Investment	13,870,523,498	18,285,751,277	2,742,108,612
Goodwill	45,690,440,903	46,431,214,140	6,962,767,360
Intangible assets	11,007,915,171	10,890,708,038	1,633,157,088
Other long-term receivables	1,122,435,740	939,232,153	140,846,090
Deferred tax assets, non-current	405,334,569	415,598,898	62,322,696

Total assets	118,842,591,960	135,558,251,264	20,328,147,450

LIABILITIES
Current liabilities:
Short-term Debt	12,710,213,398	13,571,544,004	2,035,171,928
Accounts payable	5,944,501,681	7,679,780,572	1,151,650,382
Salary and welfare payable	1,196,691,839	1,668,308,146	250,177,423
Taxes payable	1,641,379,425	987,207,973	148,040,485
Advances from customers	5,955,827,306	5,725,990,840	858,662,494
Accrued liability for customer reward program	593,346,816	658,408,047	98,734,055
Other payables and accruals	5,624,133,603	2,882,539,117	432,261,999

Total current liabilities	33,666,094,068	33,173,778,699	4,974,698,766

Deferred tax liabilities, non-current	3,045,259,390	3,011,518,503	451,603,584
Long-term Debt	18,354,608,260	28,018,488,022	4,201,617,758
Other long-term Liabilities	91,702,261	97,819,073	14,668,827

Total liabilities	55,157,663,979	64,301,604,297	9,642,588,935

SHAREHOLDERS’ EQUITY
Share capital	4,121,245	4,882,438	732,164
Additional paid-in capital	37,991,678,952	63,190,425,364	9,475,957,916
Statutory reserves	168,940,969	168,940,969	25,334,178
Accumulated other comprehensive income	560,077,281	378,782,826	56,801,803
Retained Earnings	8,198,838,659	6,122,819,476	918,170,425
Treasury stock	(2,372,927,372)	(2,287,415,685)	(343,018,023)

Total Ctrip’s shareholders’ equity	44,550,729,734	67,578,435,388	10,133,978,463

Noncontrolling interests	19,134,198,247	3,678,211,579	551,580,052

Total shareholders’ equity	63,684,927,981	71,256,646,967	10,685,558,515

Total liabilities and shareholders’ equity	118,842,591,960	135,558,251,264	20,328,147,450

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2015	June 30, 2016	September 30, 2016	September 30, 2016
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Accommodation reservation	1,373,210,943	1,775,818,174	2,071,608,431	310,655,834
Transportation ticketing	1,208,988,575	2,003,426,795	2,427,736,429	364,060,348
Packaged tour	593,104,352	473,931,453	813,260,976	121,955,609
Corporate travel	124,012,662	147,096,362	166,337,791	24,943,809
Others	56,452,092	142,119,432	188,851,094	28,319,876

Total revenues	3,355,768,624	4,542,392,216	5,667,794,721	849,935,476

Less: business tax and related surcharges	(174,168,169)	(131,107,435)	(95,928,079)	(14,385,256)

Net revenues	3,181,600,455	4,411,284,781	5,571,866,642	835,550,220

Cost of revenues	(845,578,129)	(1,233,148,536)	(1,234,297,161)	(185,093,673)

Gross profit	2,336,022,326	3,178,136,245	4,337,569,481	650,456,547

Operating expenses:
Product development *	(831,300,768)	(1,723,757,548)	(1,844,406,031)	(276,584,844)
Sales and marketing *	(838,091,452)	(1,340,183,930)	(1,506,558,491)	(225,921,645)
General and administrative *	(261,395,780)	(510,107,769)	(539,181,215)	(80,854,947)

Total operating expenses	(1,930,788,000)	(3,574,049,247)	(3,890,145,737)	(583,361,436)

Income/ (loss) from operations	405,234,326	(395,913,002)	447,423,744	67,095,111

Interest income	121,846,900	150,858,298	99,167,513	14,871,037
Interest expense	(95,338,026)	(162,964,862)	(191,169,801)	(28,667,587)
Other income/ (expense)	2,393,697,312	(30,423,035)	(27,905,573)	(4,184,685)

Income/ (loss) before income tax expense and equity in income	2,825,440,512	(438,442,601)	327,515,883	49,113,876

Income tax expense	(361,093,550)	(52,984,311)	(221,246,469)	(33,177,846)
Equity in loss of affiliates	(30,123,031)	(99,658,215)	(63,833,906)	(9,572,453)

Net income/ (loss)	2,434,223,931	(591,085,127)	42,435,508	6,363,577

Less: Net (income)/ loss attributable to noncontrolling interests	(19,087,650)	69,832,593	(18,518,066)	(2,776,946)

Net income/ (loss) attributable to Ctrip’s shareholders	2,415,136,281	(521,252,534)	23,917,442	3,586,631

Comprehensive income/ (loss) attributable to Ctrip’s shareholders	2,306,848,135	(856,289,870)	229,522,806	34,418,956

Earnings per ordinary share
- Basic	68.17	(9.03)	0.40	0.06
- Diluted	53.04	(9.03)	0.38	0.06

Earnings per ADS **
- Basic	8.52	(1.13)	0.05	0.01
- Diluted	6.63	(1.13)	0.05	0.01

Weighted average ordinary shares outstanding
- Basic	35,430,302	57,716,573	59,120,188	59,120,188
- Diluted	46,879,374	57,716,573	63,410,273	63,410,273

* Share-based compensation charges included are as follows:
Product development	63,703,926	345,176,289	324,427,727	48,650,780
Sales and marketing	13,900,587	69,056,692	70,609,154	10,588,461
General and administrative	56,501,095	163,806,574	161,796,351	24,262,780

**On November 18, 2015, the Company announced that it would change the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended September 30, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(1,844,406,031)	33%	324,427,727	6%	(1,519,978,304)	27%
Sales and marketing	(1,506,558,491)	27%	70,609,154	1%	(1,435,949,337)	26%
General and administrative	(539,181,215)	10%	161,796,351	3%	(377,384,864)	7%
Total operating expenses	(3,890,145,737)	70%	556,833,232	10%	(3,333,312,505)	60%

Income from operations	447,423,744	8%	556,833,232	10%	1,004,256,976	18%

Net income attributable to Ctrip’s shareholders	23,917,442	0%	556,833,232	10%	580,750,674	10%

Diluted earnings per ordinary share (RMB)	0.38		8.78		9.16

Diluted earnings per ADS (RMB)	0.05		1.10		1.15

Diluted earnings per ADS (USD)	0.01		0.16		0.17

	Quarter Ended June 30, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(1,723,757,548)	39%	345,176,289	8%	(1,378,581,259)	31%
Sales and marketing	(1,340,183,930)	30%	69,056,692	1%	(1,271,127,238)	29%
General and administrative	(510,107,769)	12%	163,806,574	4%	(346,301,195)	8%
Total operating expenses	(3,574,049,247)	81%	578,039,555	13%	(2,996,009,692)	68%

(Loss)/ income from operations	(395,913,002)	-9%	578,039,555	13%	182,126,553	4%

Net (loss)/ income attributable to Ctrip’s shareholders	(521,252,534)	-12%	578,039,555	13%	56,787,021	1%

Diluted earnings per ordinary share (RMB)	(9.03)		10.01		0.98

Diluted earnings per ADS (RMB)	(1.13)		1.25		0.12

Diluted earnings per ADS (USD)	(0.17)		0.19		0.02

	Quarter Ended September 30, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(831,300,768)	26%	63,703,926	2%	(767,596,842)	24%
Sales and marketing	(838,091,452)	26%	13,900,587	0%	(824,190,865)	26%
General and administrative	(261,395,780)	8%	56,501,095	2%	(204,894,685)	6%
Total operating expenses	(1,930,788,000)	61%	134,105,608	4%	(1,796,682,392)	56%

Income from operations	405,234,326	13%	134,105,608	4%	539,339,934	17%

Net income attributable to Ctrip’s shareholders	2,415,136,281	76%	134,105,608	4%	2,549,241,889	81%

Diluted earnings per ordinary share (RMB)	53.04		1.34		54.38

Diluted earnings per ADS (RMB)	6.63		0.36		6.99

Diluted earnings per ADS (USD)	1.04		0.06		1.10

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.6685 on September 30, 2016 published by the Federal Reserve Board.

Note 2: On November 18, 2015, the Company announced that it would change the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.